Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE RAISES $525,000 THROUGH PRIVATE PLACEMENT

Toronto, ON - March 31, 2007 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of core asset solutions, confirmed today that it has closed a private placement securing gross proceeds of $525,000 through the issuance of convertible debentures.  The funds will be used to sustain Northcore’s operations and for general working capital purposes.

Under the terms of the private placement, investors will be able to convert the Series L debentures at any time during the five-year term into units priced at $0.10. Each unit consists of one common share and one warrant.   Each warrant may be converted into a common share at the exercise price of $0.15 at any time prior to the earlier of the maturity date of the debentures or upon a 60-day notice issued by the company confirming that the closing price of its shares on the TSX was $0.36 or above for 10 consecutive trading days.

The Series L debentures will mature on March 31, 2013.  Northcore will pay investors 10 percent interest per annum, paid annually, for unconverted debentures.  Interest payments for the first two years will be payable through the issuance of common shares.

Northcore’s board of directors considered the financing arrangements and unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the private placement.

As a result of the Series L private placement, Northcore will issue up to 11,550,000 common shares.

A commission of four percent of the gross proceeds was paid to Dundee Securities Corporation.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment.  Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.
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Northcore secures private placement/2

Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com